Filed by Gilat Satellite Networks Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Gilat Satellite Networks Ltd.
Commission File No.: 000-21218

FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 8, 2020, announcing Gilat Updates on Purported Filing of Complaint.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated July 8, 2020	By:	/s/ Yael Shofar
Name: Yael Shofar
Title: General Counsel

Gilat Updates on Purported Filing of Complaint

Petah Tikva, Israel, July 8, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announces that it was advised that a complaint was filed by Comtech Telecommunications Corp. and by its subsidiary, Convoy Ltd., against Gilat in the Court of Chancery in the State of Delaware, on a confidential basis, allegedly seeking a declaratory judgment that (i) any unilateral actions taken by Gilat relating to the disposition or restructuring of its subsidiary in Russia or (ii) any unilateral action taken by Gilat concerning Comtech’s pending application to the Russian regulatory authorities, constitute violations of the Merger Agreement between Gilat and Comtech.

Gilat has not been served with such purported complaint.

Such purported complaint was allegedly filed in response to Gilat’s demand that, in connection with Comtech’s pending application to the Russian regulatory authorities and contrary to its actions thus far, Comtech is obligated to use its reasonable best efforts to consummate the merger, and that Gilat does not intend to sit idly and wait for the drop-dead date of the Merger Agreement.

Gilat believes Comtech is in breach of its obligations under the Merger Agreement and that its alleged claims are without merit, and intends to vigorously defend its position in connection with the matters raised by Comtech.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Cautionary Statement Regarding Forward-Looking Statements
This communication contains forward-looking statements as defined in the Securities Exchange Act of 1934 and is subject to the safe harbors created therein. These forward-looking statements involve risks and uncertainties that could significantly affect the expected results of the proposed transaction and are based on certain key assumptions. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct, and readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. The forward-looking statements contained herein include, but are not limited to, statements about the expected completion of the proposed transaction with Comtech and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, and Gilat’s plans, objectives and expectations for future operations, including its projected results of operations.  Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements are based upon Gilat’s management’s current estimates and projections of future results or trends.  In addition to the risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2019 and in the proxy statement/prospectus dated April 3, 2020 and those described in any documents that are incorporated by reference therein, such risks and uncertainties include, among others: (1) the risk that the conditions to the closing of the Merger are not satisfied, including the risk that required approvals for the Merger from governmental authorities are not received; (2) changes or circumstances that could give rise to the termination of the Merger Agreement; (3) the risk that the value of the stock merger consideration will fluctuate over time; (4) litigation relating to the Merger; (5) uncertainties as to the timing of the consummation of the Merger and the ability of each party to consummate the Merger; (6) risks that the proposed Merger disrupts the current plans and operations of Gilat or Comtech, or both; (7) the ability of Gilat and Comtech to retain and hire key personnel; (8) competitive responses to the proposed Merger and the impact of competitive products; (9) unexpected costs, charges or expenses resulting from the Merger; (10) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; (11) the combined company’s ability to achieve the financial and operating results, growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the existing businesses of Comtech and Gilat; (12) the combined company’s ability to maintain and improve relationships with customers, suppliers and other third parties following the Merger; (13) the terms and availability of the indebtedness that may be incurred in connection with the Merger; (14) the timing and funding of government contracts; (15) risks associated with international sales; (16) risks associated with legal proceedings, customer claims for indemnification and other similar matters; (17) risks associated with Comtech’s obligations under its credit facility; (18) risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; and (19) legislative, regulatory, technological, political and economic developments, including changing business conditions in the industries in which Comtech and Gilat operate, including the semiconductor industry, and overall economy as well as the financial performance and expectations of Comtech’s and Gilat’s existing and prospective customers.

The foregoing list of factors is not exclusive and you should not place undue reliance on any forward-looking statement. All forward-looking statements contained herein are made only as of the date of the document in which they are contained and, except as required by law, Gilat does not undertake any obligation to update publicly any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Contact:

Gilat Satellite Networks Doreet Oren DoreetO@gilat.com